Mail Stop 0309

	November 29, 2004

Tony Milici, MD, Ph.D
GeneThera, Inc.
3930 Youngfield Street
Wheat Ridge, CO  80033

Re:	GeneThera, Inc.
	Amendment No. 3 to the Registration Statement on Form SB-2
File No. 333-118937

Dear Mr. Milici:

	We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form SB-2

General
1. Please file on EDGAR all prior correspondence from the Company relating to our comment letter dated November 16, 2004.

Convertible Notes, page 10
2. We note your response to comment 7 and revised disclosure. Please disclose the conversion price and the current market price at the date of the execution of the convertible promissory notes.


Certain Relationships and Related Transactions, page 22
3. We note your revised disclosure in this section regarding the payments made to certain individuals in connection with professional services rendered to the Company. Please revise this section to provide if the terms in each of these transactions were on terms as favorable as those that could have been obtained from unaffiliated third parties.

Recent Sales of Unregistered Securities, page II-1
4. We note your response to comment 15 and reissue the comment in part. For each issuance you describe in this section, revise to identify the investors or class of investors. Please note that accredited investors is not a class of investors that we will recognize.

Exhibits
5. We note your response to comment 16 and reissue the comment in part. Please revise your exhibit list to reflect that your exhibits Curriculum Vitae and Lease Agreement are filed as exhibits 99.1 and 99.2, respectively, and not 99.2 and 99.3. In addition, please note that your Resolution Agreement indicated on the exhibit list as exhibit 99.1 has not been filed. Please revise your exhibit list accordingly.
6. In addition, with respect to exhibits 3.1.1 and 3.1.2, if you are incorporating by reference these items from previously Commission filed documents, please so indicate on the exhibit list, including the document you are incorporating to. However, if the documents you are incorporating to have not been filed on EDGAR, you should not incorporate by reference. Rather, the exhibits should be filed in your next amendment.

Exhibit 5.1
7. Please note for legal opinions regarding equity securities the company`s counsel must opine on the legality of the securities under the laws of the state in which the registrant is incorporated. In your case, since you are a Florida incorporated company, your legal counsel`s opinion must opine regarding the legality of the securities under the laws of Florida.

*	*	*





	As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please file your cover letter on EDGAR under the form type label CORRESP. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

 	Please contact Song P. Brandon at (202) 942-2831, John Krug, at
(202) 942-2979 or me at (202) 942-1840 with any questions related to the comments above or other related matters.

							Sincerely,



							Jeffrey Riedler
							Assistant Director


cc:	Richard W. Bryans, Jr.
	1177 Grant Street
	Suite 308
	Denver, Colorado 80203




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